601 Lexington Avenue New York, New York 10022
(212) 446-6450 joshua.zachariah@kirkland.com	(212) 446-4800	Facsimile: (212) 446-6460

www.kirkland.com

March 11, 2013

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Ramin M. Olson

Re: Duff & Phelps Corporation; PREM 14A; Filed February 6, 2013; File No. 001-33693

Dear Mr. Olson:

On behalf of our client, Duff & Phelps Corporation (the “Company”), we are providing this letter in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated March 5, 2013 (the “Comment Letter”) regarding the above referenced filing.

Set forth below are the responses that the Company has asked us to convey in regard to the Staff’s comment as set forth in the Comment Letter. All defined terms in this letter have the same meanings as set forth in the Preliminary Proxy Statement on Schedule 14A filed on February 6, 2013 (the “Preliminary Proxy Statement”) unless otherwise indicated.

Preliminary Proxy Statement — General

1. We note your statement that there are no shares of Class B common stock outstanding as of the date of your filing, whereas the merger agreement states that as of December 30, 2012 there were 1,975,931 Class B shares outstanding. Please add disclosure regarding the recent cancellation of the outstanding Class B shares.

Response to Comment 1

As requested, the Company has updated the disclosure to clarify the recent cancellation of the Class B shares that were outstanding as of the date of the merger agreement. Please see page A-30 of the blackline of the Preliminary Proxy Statement attached as Exhibit A.

The Company Merger (Proposal 1), page 27

Background of the Mergers, page 27

2. We note your statement that, in light of Carlyle’s and the other private equity firms’ lack of interest in a transaction involving Company A, the company decided not to approach Company A. Please revise to discuss whether the company considered other possible means of acquiring Company A and - if so - why the company did not pursue other means.

Response to Comment 2

As requested, the Company has revised the disclosure to address the Staff’s comment. Please see page A-34 of the blackline of the Preliminary Proxy Statement attached as Exhibit A.

3. Please revise your disclosure on page 34 to provide further detail on the “strategic alternatives” discussed by the Board of Directors and Centerview. In addition, please provide more detailed disclosure regarding the reasons the Board chose not to pursue those alternatives.

Response to Comment 3

As requested, the Company has revised the disclosure to address the Staff’s comment. Please see pages A-39 and A-40 of the blackline of the Preliminary Proxy Statement attached as Exhibit A.

4. We note your statements on page 37 and elsewhere that the transaction was approved by the unanimous vote of the directors present and voting. Please provide additional disclosure regarding any directors, other than Mr. Gottdiener, who did not vote on the transaction.

Response to Comment 4

As requested, the Company has revised the disclosure to address the Staff’s comment. Please see pages A-3, A-5, A-14, A-18, A-19, A-30, A-42, A-45, A-86 and A-98 of the blackline of the Preliminary Proxy Statement attached as Exhibit A.

5. Please provide further disclosure regarding how the company and Centerview arrived at the amount of Centerview’s fee, including the breakdown between the guaranteed and contingent portions of the fee. Please refer to Item 1015(b)(5) of Regulation

M-A.

Response to Comment 5

As requested, the Company has revised the disclosure to address the Staff’s comment. Please see page A-36 of the blackline of the Preliminary Proxy Statement attached as Exhibit A.

In addition, the Company notes that the existing disclosure in the Preliminary Proxy Statement, in “The Company Merger (Proposal 1)—Opinion of the Company’s Financial Advisor—Other Considerations,” is responsive to Item 1015(b)(5) of Regulation M-A:

“The consideration for the Company merger was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company’s Board of Directors. Centerview provided advice to the Company during these negotiations. Centerview did not, however, recommend any specific amount of consideration to the Company or the Company’s Board of Directors or that any specific amount of consideration constituted the only appropriate consideration for the Company merger.”

* * * *

Attached as Exhibit B to this letter, we have provided statements from the Company acknowledging the statements requested by the Commission.

We hope that this letter responds satisfactorily to your questions and comments. Please feel free to call me at 212-446-6450 if you have any further questions or if you would like to discuss any of the foregoing.

Very truly yours,

/s/ Joshua M. Zachariah
Joshua M. Zachariah

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